Home Office — 100 Erie Insurance Place — Erie, Pennsylvania 16530 — 814.870.2000

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July 30, 2012

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erie Indemnity Company

Form 10-K for the Year Ended December 31, 2011

Filed February 27, 2012

File No. 000-24000

Dear Mr. Riedler:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated July 23, 2012 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

We appreciate your comment and are always looking to improve the financial disclosure that we make as part of our public filings.

Our response to your comment is provided below. For convenience, the Staff’s comment is reprinted below, followed by the Company’s response.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment #1: Form 10-K

In your response letter dated June 14, 2010 to our comment letter dated June 2, 2010 on your 2009 Form 10-K, you indicated that you would file the intercompany reinsurance pooling agreement as an exhibit to your 2010 Form 10-K. However, we note that you did not file this agreement as an exhibit to your 2010 Form 10-K and that you have not filed this agreement as an exhibit to your 2011 Form 10-K. As the intercompany reinsurance pooling agreement continues to represent a material agreement upon which the Company is substantially dependent, please amend your 2011 Form 10-K to file the original agreement and any amended versions of, or amendments to, this agreement as exhibits.

Company Response:

We acknowledge that in our response letter dated June 14, 2010 to your comment letter dated June 2, 2010 on our 2009 Form 10-K, we indicated that we would file our intercompany reinsurance pooling agreement as an exhibit to our 2010 Form 10-K. The intercompany reinsurance pooling agreement was filed on February 26, 2007 as Exhibit 10.90 with our Form 10-K filing for the year ended December 31, 2006 and represents the current version of the agreement at December 31, 2010 and 2011. We did not file the agreement because certain facts changed related to our organizational structure that made us conclude the agreement no longer met the definition of a material agreement.

On November 4, 2010, Indemnity entered into a definitive agreement with Erie Insurance Exchange (“Exchange”) for the sale of Indemnity’s wholly owned property and casualty subsidiaries to the Exchange. The disclosure of the sale and a copy of the agreement was filed with the SEC in a Form 8-K on November 4, 2010. As further explained below, management concluded at that time that the intercompany reinsurance pooling agreement, although still effective, was no longer relevant as a material contract that would necessitate permanent inclusion in the list of exhibits in future Form 10-K filings.

Under the intercompany reinsurance pooling agreement, all insurance business of the Property and Casualty Group is pooled in the Exchange. The Erie Insurance Company (“EIC”) and Erie Insurance Company of New York (“ENY”) share in the underwriting results of the reinsurance pool through retrocession. Since 1995, the Board of Directors has set the allocation of the pooled underwriting results at 5.0% participation for EIC, 0.5% participation for ENY and 94.5% participation for the Exchange.

Prior to and through December 31, 2010, the underwriting results retained by EIC and ENY accrued to the benefit of the Indemnity shareholder interest. Due to the sale of Indemnity’s property and casualty subsidiaries (including EIC and ENY) to the Exchange on December 31, 2010, all property and casualty underwriting results for EIC and ENY accrue to the benefit of the subscribers (policyholders) of the Exchange, or noncontrolling interest, after December 31, 2010.

Because the intercompany reinsurance pooling agreement no longer impacts the allocation of results between the Indemnity shareholder interest and the noncontrolling interest (i.e. all results of the pooling agreement are recorded to the noncontrolling interest), we no longer believe the agreement meets the definition of a material agreement.

Per Section 229.601(b)(10) of the Regulation S-K Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation act of 1975, material contracts include “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Although the intercompany reinsurance pooling agreement was still effective in 2010, we determined that it was no longer relevant as a material contract upon which the company is substantially dependent. The agreement was no longer considered material due to the fact that Indemnity’s subsidiaries (EIC and ENY), which were parties to the agreement, were sold at December 31, 2010. Consequently, if the agreement were modified or cancelled by any of the participating parties (i.e. Exchange, EIC or ENY) the results reported and related disclosures in our financial statements would not change.

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The disclosure of the intercompany reinsurance pooling agreement and the impact related to the sale of EIC and ENY was made in the 2010 Form 10-K in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Transactions / Agreements Between Indemnity and Noncontrolling Interest (Exchange), Intercompany Agreements on page 63.

The disclosure of the intercompany reinsurance pooling agreement and the impact related to the sale of EIC and ENY was also made in the 2011 Form 10-K in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Transactions / Agreements Between Indemnity and Noncontrolling Interest (Exchange), Intercompany Agreements on page 62.

In retrospect, we recognize that we should have notified your office related to our determination that the intercompany reinsurance pooling agreement no longer met the definition of a material agreement and that we would not file the agreement as an exhibit in the 2010 Form 10-K, as indicated in our June 14, 2010 comment letter response. We apologize for any inconvenience this may have caused.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,

Erie Indemnity Company

By: Marcia A. Dall

Executive Vice President and Chief Financial Officer

cc:	Terrence W. Cavanaugh, President and Chief Executive Officer

James J. Tanous, Executive Vice President, Secretary and General Counsel

Bryan J. Pitko, Securities and Exchange Commission

Nandini Acharya, Securities and Exchange Commission

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